Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

April 29, 2016

Exhibit 99.1

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EDITED TRANSCRIPT
DBD—Q1 2016 Diebold Inc Earnings Call
EVENT DATE/TIME: APRIL 28, 2016 / 12:30PM GMT
OVERVIEW:
DBD reported 1Q16 non-GAAP loss per share from continuing operations of $0.03. Co. expects 2016 total revenue to be flat to down 2% as reported and total revenue to be flat to up 2% in constant currency. Co. expects 2016 non-GAAP EPS from continuing operations to be $1.45-1.60.
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APRIL 28, 2016 / 12:30PM, DBD - Q1 2016 Diebold Inc Earnings Call

CORPORATE PARTICIPANTS

Steve Virostek *Diebold Inc. - VP, IR*

Andy Mattes *Diebold Inc. - President & CEO*

Chris Chapman *Diebold Inc. - SVP & CFO*

CONFERENCE CALL PARTICIPANTS

Kartik Mehta *Northcoast Research - Analyst*

Matt Summerville *Alembic Global Advisors - Analyst*

Gil Luria *Wedbush Securities - Analyst*

Justin Bergner *Gabelli & Company - Analyst*

Saliq Khan *Imperial Capital - Analyst*

Joan Tong *Sidoti & Company. - Analyst*

Nilay Mehta *KLS Investments - Analyst*

Rob Jost *Invesco - Analyst*

PRESENTATION

Operator

Good day, everyone. Welcome to the Diebold Incorporated First Quarter 2016 Financial Results Conference Call. At this time for opening remarks and introductions, I would like to turn the conference over to Vice President, Investor Relations Mr. Steve Virostek. Please go ahead, sir.

Steve Virostek - *Diebold Inc. - VP, IR*

Thank you, Tracy, and welcome to Diebold's first quarter earnings call for 2016. Joining me today are Andy Mattes, President and CEO and Chris Chapman, Senior Vice President and Chief Financial Officer. During today's webcast, we will be referring to slides, which are available on the IR page of diebold.com. A replay of our webcast will be posted to our website later today.

Today's discussion will focus on results from continuing operations unless otherwise noted. Please keep in mind that the results from our North American electronic security business are included in income from discontinued operations. We finalized the divestiture of this business on February 1.

On slide 2, Diebold's presentation includes non-GAAP financial measures, which we believe provide a helpful indicator of the Company's baseline performance. We provided a reconciliation of these metrics to their respective and most directly comparable GAAP metrics in our supplemental materials.

Slide number 3, today reminds our participants that certain comments we make today may be characterized as forward-looking. There are number of factors that could cause our actual results to differ materially from these statements. Additional information on these factors are contained in the Company's SEC filings. Please keep in mind that forward-looking information discussed is current as of today and subsequent events may render certain information out of date.

Slide number 4 encourages our investors and shareholders to read our Form S-4 Registration Statement and offer document which pertain to Diebold's offer to acquire all outstanding shares of Wincor Nixdorf. These documents are available on the websites listed on this slide.

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APRIL 28, 2016 / 12:30PM, DBD—Q1 2016 Diebold Inc Earnings Call
Andy Mattes—Diebold Inc.—President & CEO
Thanks Steve. Good morning to all our participants and thank you for joining us today. During the first quarter, we had many positive developments on the strategic front. However, our operating results fell short of our expectations due to lower hardware volume, particularly in the emerging markets. Product revenue in our financial self-service business decreased 18% in constant currency. Our FSS services business however, continued to grow, increasing about 5% in constant currency, despite lower installation services revenue.
In China, product volumes continue to be impacted by the governments by local mandate which we largely expected. In other emerging markets such as India and Brazil, we experienced slower decision making on hardware due to country-specific issues. In North America, our conversion of hardware backlog to revenue slowed as customers implement large branch transformation projects. While large national accounts are making significant investments, which will affect all channels, tellers, ATMs, internet and mobile, the complexity of integrating these solutions is resulting in longer lead times.
It seems all players in the industry are seeing the market transition from a rip and replace to more of a platform architecture strategy. As a consequence, projects are getting more exciting, but also more involved because they touch many interconnected applications. This trend is manifesting itself across all customer segments in North America, including our regional bank customers who slowed their pace of hardware deployments.
On the strategic side, we had several significant achievements during the quarter to reshape our portfolio of businesses and focus on becoming the premier self-service Company. We closed on the divestiture of our North America electronic security business and receive the cash proceeds during the quarter, including the entire amount relating to the successful transfer of certain customer contracts.
I am proud of our team for executing the transaction flawlessly and we are very encouraged by the customer feedback with respect to how seamlessly the transfer was done and how well our strategic partnership with Securitas has emerged.
Moving to our pending combination with Wincor Nixdorf, we cleared several critical milestones. We surpassed the minimum threshold for tendered shares, which was a herculean task and ensures that the transaction will move forward. The second milestone was finalizing our new capital structure. We raised $2.3 billion in new debt on terms, which are squarely in line with our expectations. These monies will be used to finance the transaction, refinance legacy debt at both companies, and jumpstart our cost synergy program.
The final hurdle before closing is antitrust clearance. During the quarter, we made substantial progress by receiving regulatory approval from the US and Turkey. More recently, we received approval from the Chinese Ministry of Commerce. We continue to work with the regulatory agencies in eight other countries and we will continue to update you on our progress. Our expectation for closing remains this summer.
Also, our joint venture with Inspur has received national approvals in China, slightly ahead of expectations. We’re now working to get local approvals needed to transfer manufacturing to a lower cost area. Furthermore, we expect this joint venture to be operational during the third quarter. We are the first major competitor to have a locally owned joint venture, which opens the door for Diebold technology to, once again, participate in the largest self-service market in the world.
Following several road planning and strategy sessions held with our Inspur colleagues in Ohio this week, we feel more confident and excited about our prospects for success than ever before. Our portfolio reshaping achievements demonstrate the real progress we’re making with our Diebold
2.0 Transformation. During the Walk phase we also aim to shift our mix of revenue to higher value services and software with continued growth in services and software in North America and EMEA.
During Q1, services and software has increased to 67% of our total revenue, more than 80% of our installed base of ATMs is under a service contract and we continue to experience renewal rates of approximately 95%. We continue to sign services deals which contribute to our top line growth. In North America alone, we now have more than 13,000 competitive units under service contract and nearly 30,000 units under managed services agreements. And we see many more exciting service opportunities in front of us.

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APRIL 28, 2016 / 12:30PM, DBD - Q1 2016 Diebold Inc Earnings Call

Turning to our software solutions, we're gaining good traction around the world. In the North America regional bank space, we won multi-vendor software contracts with three additional customers, which builds upon our success from 2015. Retail banking research recently identified Diebold moving up to the number two player in the multi-vendor application software in North America, closely behind Wincor. We also won new contracts in Brazil with Caixa, Uniprime, Confesol and BMG with our GAS software solutions.

Switching to slide 8, FSS orders declined in constant currency during the first quarter as we saw some large hardware centric projects slip. We anticipate a significant improvement in product orders in North America and Latin America in the next three to four months. In North America, FSS orders decreased 5% in constant currency as high single-digit services growth was offset by a difficult compare for hardware in the year ago period, which included a large national account order.

During the quarter, Regions Bank selected Diebold's market leading anti-skimming solution ActivEdge, as its standard card reader. The bank will be installing this technology on 400 Diebold ATM's initially.

In Europe, the Middle East and Africa our orders increased 5% in constant currency with positive contributions from both products and services. Diebold continues to take share in this region, as recently documented by Retail Banking Research. We registered strong growth from customers in the Middle East and Africa, including another win at Al Rajhi Bank in Saudi Arabia for 300 units.

In France, we signed a product and multi-year services contract with the top-5 banks. With the growing number of country certifications completed for our next-gen terminals, we see an encouraging uptick in customer orders, including two new logos in EMEA, one in the UK and Liberbank in Spain.

Moving on to Asia-Pacific, as previously noted, product orders continue to be impacted by China and India. In Latin America, FSS declined 40% in constant currency due to difficult comps from the prior year. However, Diebold continues to take share in the region based on recent RBR data.

In Mexico, the Company secured a product and service agreement with BBVA Bancomer for more than 700 units. We also booked competitive product and services wins at two new financial institutions in Chile. We expect our orders in Latin America to rebound in the second quarter.

Given our first quarter results and the industry's transition to larger, more complex projects, we believe it is prudent to update our guidance for the year. Our outlook includes the impact of the China joint venture, but does not include contributions from the acquisition of Wincor Nixdorf. Total revenue is expected to be flat to down 2% as reported and flat to up 2% in constant currency.

To offset the topline pressure, we are implementing additional cost measures which include further streamlining our hardware and supply chain spent, as well as reducing corporate and regional expenses. We are targeting non-GAAP EPS from continuing operations of $1.45 to $1.60. Chris will elaborate further on the underlying drivers of our guidance.

In summary, Diebold's first quarter result, reinforce our strategy of becoming a services-led software enabled company and further validate our rationale for gaining scale through the combination with Wincor Nixdorf. This provides us with incremental opportunities in services, software and innovation as well as approximately $160 million of cost synergies that neither company could achieve on a standalone basis. Integration planning is progressing well and we will provide details after closing.

With that, I'll turn the call over to Chris.

Chris Chapman - *Diebold Inc. - SVP & CFO*

Thanks, Andy, and good morning everyone. My comments today will include a discussion of our first quarter performance and an update on our 2016 outlook. I will focus on our results from continuing operations, unless otherwise noted. The impact of the divested North America electronic security business is included in the income from discontinued operations, net of tax line in the income statement for all periods presented. We closed this transaction on February 1 and the first quarter results include a $149 million gain, net of tax.

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APRIL 28, 2016 / 12:30PM, DBD - Q1 2016 Diebold Inc Earnings Call

On slide 11, you'll see total revenue was down 11% as reported or down 6% in constant currency for the first quarter. Currency headwinds from all geographies impacted total revenue by approximately 5%. Excluding the impact of currency, the main drivers of this change were lower hardware volume in emerging markets and in North America, partially offset by growth in our service business.

FSS revenue was down 4% in constant currency, while security revenue decreased $8 million or 11% in constant currency. The decline in security was primarily driven by a decrease in physical security related to lower volume and slower backlog conversion. Brazil other declined $5 million year-over-year in constant currency, due to lower lottery and IT equipment sales. For 2016, the Company's revenue outlook of approximately $45 million for Brazil other is fully underpinned by a voting order currently in our backlog, which is expected to convert to revenue in the second and third quarters.

Looking at our regional segments, EMEA revenue increased nearly 5% in constant currency, with improvements in both service and product revenue. Asia-Pacific and Latin America excluding the Brazil other business were both down approximately 18%. North America decreased approximately 2% with high single-digit growth in service, which was more than offset by lower product volume.

On slide 12, you will see the total gross margin decreased 30 basis points in the quarter to 27.4%. Service margin decreased 50 basis points to 32.2% primarily from lower utilization due to the client and product installations. Product gross margin decreased 250 basis points to 17.9% as a result of lower product volumes discussed earlier on this call.

Moving on to slide 13, total operating expense decreased $4 million. The decrease in spend is the result of our focus on cost reduction actions and lower variable selling expense. Given the product revenue decline versus one year ago, total operating expense as a percentage of revenue increased to 25.6% compared with 23.5% in the prior year period. For 2016, we continue to anticipate net Diebold 2.0 program savings of $15 million.

Turning to slide 14, non-GAAP operating profit in the first quarter decreased approximately $15 million from the prior year due to lower product revenue and product gross profit. Our operating margin was 1.7% for the quarter.

While we continue to focus on operating profit and EPS metrics, we are also disclosing a new profitability metric this quarter, non-GAAP adjusted EBITDA, which is shown on the right of slide 14. Our management team believes adjusted EBITDA will be a useful additional metric for evaluating the operational performance of Diebold, especially in light of our new capital structure. A reconciliation and definition of adjusted EBITDA is included in the Appendix to our slides. In the first quarter, adjusted EBITDA was approximately $29 million or 5.8% of revenue compared with $45 million or 7.8% of revenue in the prior year.

Looking at operating profit in the first quarter, as reported by segment, on slide 15, North America decreased $7.7 million versus the prior year, which included higher activity from the Windows 7 upgrades and the completion of a large deposit automation project in Canada in 2015. Asia-Pacific decreased $9.5 million in line with our expectations, driven by continued lower product volumes in Chinese banks and lower product volume and margins in India.

EMEA decreased $2 million due to unfavorable customer mix. In Latin America, operating profit increased $3.9 million, driven by the benefits of cost actions executed in Brazil during 2015, as well as the impact of FX and favorable hardware mix in Mexico. The global and corporate line was flat versus the prior year.

Turning to the EPS reconciliation on slide 16, non-GAAP EPS from continuing operations was a loss of $0.03 for the quarter. Non-GAAP EPS excludes net non-routine income of $0.34, with a $0.56 benefit from the Company's foreign currency option contracts, which we'd entered into when we announced the Wincor Nixdorf combination. This was partially offset by $0.22 of non-routine expense of M&A costs and legal and professional fees. During the quarter, the non-GAAP effective tax rate from continuing operations came in at 234% due to the treatment of discrete items against a relatively small income before tax amount.

Moving on to slide 17, our results reflect a $115 million free cash use from continuing operations for the first quarter. As typical for our industry, the first quarter sees the lowest level of project activity and is heavy on cash use, as we ramp-up inventory to support future installations. Looking at the year-over-year variance, the increase of approximately $40 million is related to higher M&A fees of approximately $15 million and lower

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APRIL 28, 2016 / 12:30PM, DBD - Q1 2016 Diebold Inc Earnings Call

GAAP cash earnings. Though it is not manifested itself in the numbers yet, we made steady progress working through our previously mentioned North America service invoicing delays tied to our ERP conversion. Even more important, we were able to address the underlying issues. Consequently, we exited the quarter with a more normal billing backlog and believe we'll start to see improved collection performance in North America in the second quarter.

Turning to slide 18, DSO reflected an increase of 14 days to 72 days in the quarter versus the same period last year, primarily due to higher accounts receivable balances in North America. Inventory turns decreased to 4.2 turns compared with 5.1 turns in the first quarter 2015, reflecting an increase in service parts related to the North America service business, as we have successfully transitioned the servicing of thousands of competitive units. Now that we have a couple of quarters under our belt and we have stabilized the units, we have seen the service parts levels decline and we expect to improve the service inventory to be more in line with historical turns.

Net debt shown on slide 19 was $62 million; a decreased of $223 million from year-end 2015. A decrease in net debt is largely attributable to the proceeds from the divestiture of our North America electronic security business, partially offset by our free cash use increase in the quarter.

Moving to slide 20, I'd like to spend a few minutes discussing the changes we've made to Diebold's capital structure. We received $365 million of gross proceeds from the sale of our North America electronic security business and repaid $175 million in senior notes in March. Approximately $116 million of this cash is restricted for payment of existing term debt as well as deal cost tied to the Wincor Nixdorf combination per our credit agreement.

As previously highlighted, in the fourth quarter of last year, we finalized $1 billion of our new capital structure, which includes our revolving credit facility and term loan A agreements. Since then, we secured additional funds to pay for Wincor shares, refinance debt, and fund our integration activities. This includes approximately $1.4 billion of term B debt and $400 million of high yield notes. This structure currently has a blended interest rate in the mid 5% range, which is in line with our expectations.

The high yield notes funded in April and the term B we'll fund in May, with the balances sitting in escrow until the transaction closes. This will result in additional interest expense of approximately $20 million for our second quarter and $30 million in subsequent quarters. Prior to the close of the transaction, we will exclude the term B and high yield interest expense from our non-GAAP results. Excluding the aforementioned items, we expect to incur approximately $5 million of interest expense per quarter for the remainder of the year.

Moving to slide 21, we are updating our outlook for 2016 from continuing operations. Our outlook includes the impact of the China JV, but does not include contributions from the acquisition of Wincor Nixdorf. As we discussed on our prior call, our 2016 outlook is underpinned by a number of large projects already in backlog. However, some of these projects, particularly in North America, are not progressing at the rate we had anticipated. While we are taking mitigating cost actions, the slower conversion of backlog along with persistently weak demand for regional bank customers, makes it prudent to adjust our outlook. We now expect full-year revenue to be flat to down 2% as reported, or flat to up 2% in constant currency.

For the components of revenue, we expect FSS revenue to be flat to up 2% in constant currency, security revenue to be flat for the year and Brazil other revenue of approximately $45 million for the year. In addition, we are introducing adjusted EBITDA guidance of $220 million to $235 million for the year. Depreciation and amortization expense is expected to be around $60 million and share-based compensation about $20 million for the full year. And our earnings per share on a non-GAAP basis is now expected to be approximately $1.45 to $1.60 with an effective tax rate of approximately 28% for the full year.

For the second quarter, we expect the non-GAAP effective tax rate to be higher than the full year rate due to the treatment of the GAAP call out items which is similar to what we experienced in the first quarter. As you think about the cadence of our adjusted EBITDA and EPS for 2016, it will be a second half loaded year. We expect first half adjusted EBITDA to be around 30% of our full year. However, on a non-GAAP EPS basis, we expect first half to account for about 15% of our full year, given the aforementioned tax treatment as well as other below the line items.

Finally, our free cash flow outlook remains around $150 million for the year. This outlook is inclusive of our identified restructuring and non-routine expenses, but does not include the cash tax impact tied to the gain on the sale of our electronic security business or expenses related to the combination with Wincor such as the additional interest, legal and integration costs.

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APRIL 28, 2016 / 12:30PM, DBD—Q1 2016 Diebold Inc Earnings Call
Q U E S T I O N S A N D A N S W E R S
Operator
(Operator instructions) Kartik Mehta, Northcoast Research.
Kartik Mehta—Northcoast Research—Analyst
Hey, good morning. Chris, I wanted to get your perspective on the free cash flow. Obviously, it came in less than what you expected in the first quarter, but you seem confident in the year and I was wondering if you could walk through why the confidence and why you believe you can get to kind of $150 million for the year?
Chris Chapman—Diebold Inc.—SVP & CFO
First and foremost, looking at the first quarter, clearly when you look at the GAAP cash earnings and that’s excluding the hedge option contract gain, which is a non-cash item, they were fairly weak in Q1. So your GAAP earnings always underpins where your cash flow performance is going to come out. We did see good progress, as I mentioned, in our billing in North America. It was really more elevated in terms of getting that corrected in the February & March timeframe and so we see that pushing forward into Q2 where we’ll see those accounts receivable balance start to more normalize.
And so based on essentially the benefit that we’re still going to get from the 2015 items, that’s still going to come through in the full year, that hasn’t gone away. So we’ll get that benefit that comes in. Looking at then the earnings ramp, we feel very confident about our ability to have strong second half earnings as well as continue to get more efficient in our working capital to see that improvement and you’ll see that ramp as we move throughout the year.
Kartik Mehta—Northcoast Research—Analyst
And then, Andy, Brazil has been in struggle for a little while now. And I’m wondering, do you think Brazil — is there pent-up demand there or is this just a region that’s going to continue to kind of be lackluster for a long time?
Andy Mattes—Diebold Inc.—President & CEO
Kartik, two things about Brazil. First, this was the first quarter in a long time where Brazil was actually a contributor to the Diebold’s bottom line. So, we’ve taken the cost actions and we’ve lightened the load. So, whatever additional volume is going to come through in Brazil will be accretive to the Company. There is reason to believe that there are volumes to come, but given the fact that a majority of the spend in our industry fits in either government-owned or government-regulated institutions, you never know until it’s truly inked and finalized. So I’m very cautious on Brazil, but I have a positive bias that things could turn to the better as the year progresses.
Kartik Mehta—Northcoast Research—Analyst
And then just finally, Andy and Chris. I know it’s been a little time now with Wincor, but there are still areas that you are not allowed to look at. But based on what you’ve seen, how comfortable are you with the $160 million that you talked about in terms of combined savings?

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APRIL 28, 2016 / 12:30PM, DBD - Q1 2016 Diebold Inc Earnings Call

Andy Mattes - *Diebold Inc. - President & CEO*

I feel very comfortable with that, Kartik. The one thing is the number and as you said, that stuff is done in clean room, we're not privy to that. But the reason that gives me all the confidence is the tone, the spirit that we have in the integration planning teams. You can see good athletes on both sides who really, genuinely want to take two good companies and form one great company.

The tone is very collaborative, it's very fact driven, and that's the right platform that you need to get your arms around these synergies, and we feel very comfortable that we will get there. And given the fact that Wincor's delta restructuring program is on a good track, that also gives us confidence that they read the tea leaves for their own company properly, which of course enhances our degree of certainty that the next level of synergies will be based on similar and sound assumptions as the first round that they did for themselves.

Kartik Mehta - *Northcoast Research - Analyst*

Thank you very much. I appreciate it.

Operator

Matt Summerville, Alembic Global Advisors.

Matt Summerville - *Alembic Global Advisors - Analyst*

Thank you. Good Morning. Couple of questions. You look at revenue down $65 million; Operating expense down $4 million, given all the iterations of cost out that's been occurring at the Company for years now, why is the expense leverage not better than what you're reporting?

Chris Chapman - *Diebold Inc. - SVP & CFO*

You do have a little bit of anomalies in Q1, where we saw a little bit higher healthcare and associated costs in Q1, which had our Op expense a little bit higher, roughly $3 million than what I would say is a typical run rate. That typically averages itself out in the overall year.

So when we look at where Q1 should have been, our expectations would have been roughly, well say $3 million to $5 million better, if you look at the benefits we've gotten from our Diebold 2.0 program, you will see much better comps as we go throughout the year, as we've gotten the IT work largely behind us as we've gotten the shared service work and lot of other cost actions behind us.

So I expect those comps in that leverage profile to look better as we accelerate throughout the year, just getting past some of these smaller anomalies that we see in Q1.

Matt Summerville - *Alembic Global Advisors - Analyst*

Got it. And then, as I think about the quarter you reported versus your internal expectations. We know Brazil is awful; we know China like a non-starter until you get this JV going; regionals have been weak for a little while now, what was the real surprise versus what you guys internally were forecasting?

Andy Mattes - *Diebold Inc. - President & CEO*

Matt, the biggest thing that I see happening in the industry is that things are "projectizing", if there is such a word, to a higher degree. And you see that on the top line on both fronts. So the deals that we look at on the orders side, on the orders pipeline; I've got more large deals in the pipeline than I've ever seen since I've been with the Company. But by the same token, they take longer, sales cycles increase easily three months to six

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APRIL 28, 2016 / 12:30PM, DBD - Q1 2016 Diebold Inc Earnings Call

months from where they used to be. Same on the deployment side, which of course translates into your backlog conversion. These big projects aren't being rolled out overnight. They're done very thoughtfully. They're done very methodically.

You got to connect a lot of dots. We love to talk about omni-channel in the industry as an opportunity and it's a great opportunity on the software side. The flip side thereof is, you have to connect with all these different software universes and not everything on the customer side always goes flawlessly. So we would have hoped for some projects to get done sooner/faster and just the realities of project management, take them out of the quarter, which is also why we said it's the prudent thing to be conservative on our year guidance because projects just have a life of their own and things happen to the good or to the bad.

But that's the biggest swing versus if you compare with a year ago, a lot of the Win 7 upgrades; those were run-of-the-mill jobs, primarily billed as time and material. We would literally do 50 units or 100 units, send out bills, get paid and that groundswell does not seem to be around as much. It's all transformational projects. Again, very exciting but complexity takes its toll on timing.

Matt Summerville - *Alembic Global Advisors - Analyst*

Thank you. I'll get back in the queue.

Operator

Gil Luria, Wedbush Securities.

Gil Luria - *Wedbush Securities - Analyst*

Thank you. Good morning. So Brazil versus China, they've been on a downward trajectory for several quarters now. For each of those, what's the quarter where all other things being equal, not assuming a recovery, they become flat year-over-year? They stop being a headwind in terms of year-over-year growth, what's the quarter that that happens for Brazil, Russia and China?

Andy Mattes - *Diebold Inc. - President & CEO*

Let me just walk through the pieces. Brazil; it would be more of a Q2-Q3 is when we start to bump up against better comps year-on-year, neutralizing for currency. So, really we see that transitioning and part of that is going to be, you have the voting order that's going to be coming through here and that starts to revenue, and so that will help some of the comps as well. So, Brazil will start to flatten out and look better on those comps as we are in middle of Q2 in second half.

China - you have to look at that and do the before and after. There is no easy way to do that because once we finalize the Inspur new JV, we will no longer be consolidating that piece of product revenue and so that's going to make it pretty tough from a comp standpoint for Q3, Q4 would still be down year-on-year from that product revenue.

The service component, which we will still consolidate in China. Those comps look fine year-over-year and I would just call that flattish to slightly up if you're just looking on as-reported basis. You'd have currency going against you there a little bit. In Russia, we don't have enough activity there to really have a comp issue year-on-year. There's not enough meaningful activity and it's just more one-off type of transactional sales that we would see.

Gil Luria - *Wedbush Securities - Analyst*

So China, in terms of revenue, which Inspur won't contribute to, the comps only get easier in 2017?

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APRIL 28, 2016 / 12:30PM, DBD—Q1 2016 Diebold Inc Earnings Call
That’s correct.
Gil Luria—Wedbush Securities—Analyst
Then the second question is, there is a lot of confusion about what’s going to happen with the minority shareholders for Wincor Nixdorf. Would you mind going through the logistics of how much you’re going to have to pay to take them out? What’s the process for getting them out? How long you expect that to take?
Andy Mattes—Diebold Inc.—President & CEO
Happy to Gil. First of all, there is so much FUD being thrown around this deal. It’s just an outright amazing. So, let’s just go back to, very simply, the reason that we had a 75% threshold for deal acceptance and the reason we worked so hard to get north of that 75% threshold is, once you have 75% of the company, you can run a company in Germany per your own direction, without any problems. So we, just to be very clear. We don’t have to squeeze out anybody, if minority shareholders want to hang on, they hang on.
The second thing and I know it’s frustrating from a US M&A timing point of view that everything in Germany is so structured and it’s a very rigorous process, but there is also a bright side of that. How you deal with minority shareholders is absolutely a pre-described process and it goes as follows. Once we have closing, we have already said publicly a few weeks ago that we will aspire to a domination agreement. Wincor will call for an extraordinary shareholder meeting in the appropriate timeframes and then there is a formula, a government defined formula, that everybody has to follow, which basically does a [DCF] on the company valuation.
And if you take a look at previous M&A transactions in Germany, in most cases that valuation actually came in below the offer price, in some cases at and some cases above. So you just run through the math, that’s the offer price that then is being offered to the minority shareholders and they can opt to sell at that price and/or remain in the company and then they will get a pre-defined dividend. And that’s the end of that story.
It is a very structured process. It’s done by auditors and it’s something we’ll have to work through. It’s work, but it’s nothing that will stop us from getting to the synergies; it’s nothing that’s going to stop us from getting the teams together; it’s nothing that’s going to stop us to enhance and move forward on the innovation side, on the portfolio side. It’s just work.
Gil Luria—Wedbush Securities—Analyst
So, let me clarify a couple of things on that. So you will recognize all of the revenue and EBITDA from Wincor and you will pay out, to the extent there are still minority shareholders, a portion of the profit that would have been ascribed to Wincor as a dividend. So, only a small part of the profit you will payout to the minority shareholders, but you’ll recognize all the revenue and all the EBITDA that will come from Wincor, is that correct?
Chris Chapman—Diebold Inc.—SVP & CFO
Correct, we will consolidate their results in their entirety and we will back out the minority fees through non-controlling interest. The dividend and the formula for that, Andy described, it’s a bit complicated to get into here, but yes, you have the essence.
Gil Luria—Wedbush Securities—Analyst
Got it. And let me just add that it made my day that Andy used the term FUD. Thank you.

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APRIL 28, 2016 / 12:30PM, DBD—Q1 2016 Diebold Inc Earnings Call
Gil, just to add one thing to that. This is not unusual, I know of cases, I want to say Ford of Europe was one of them, where there were minority shareholders in the company for ever and nobody ever noticed that it was just a setup. So, again this is why the 75% hurdle was such an important hurdle, that’s why we worked so hard, and now it’s all about execution.
Gil Luria—Wedbush Securities—Analyst
Great. Thank you very much.
Operator
Justin Bergner, Gabelli & Company.
Justin Bergner—Gabelli & Company—Analyst
First question would be in regards to the revised financial self-service guidance, the 200 basis points lowering of that, could you maybe break out how much of that 200 basis point reduction is tied to North America? How much is tied to China, other BRIC? Just whatever way makes most sense from a geographical point of view.
Chris Chapman—Diebold Inc.—SVP & CFO
Yes Justin, this is Chris. If you think about the pieces and the biggest change that we had here, I would say Asia is largely in line with what we had originally indicated, specifically on the China side, but I would point to India, little bit longer decision-making there. So there is a little bit of an impact from India on top of our previous outlook that we had provided.
Europe continues to be in line, as you see in the first quarter, we started-off strong up year-on-year, and continue to see very robust activity on the order front there. Latin America and Brazil largely in line with what we had outlined before. We talked about Brazil being underpinned by the voting order that’s going to come through, and so no significant changes there.
Then the last piece, which is the biggest component of the change is really what Andy had outlined, we have very robust backlog, we’re actually up in backlog year-over-year in North America, looking at this same point last year and really that’s been driven by the national accounts, but down a little bit on the regional side.
So as we think about the year and a slower start that we got in the first quarter that change is largely attributable to just the timing of how those projects go. Now our internal targets are still to achieve and to execute as we entered the year, but just from a prudent standpoint, we’ve backed the revenue down to take into account that slower start and to have a more realistic ramp for ourselves in the second half.
Justin Bergner—Gabelli & Company—Analyst
Okay, great. So it’s almost all North America on the revision?
Chris Chapman—Diebold Inc.—SVP & CFO
Yes, based on the timing of how things have moved. That’s correct.

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APRIL 28, 2016 / 12:30PM, DBD—Q1 2016 Diebold Inc Earnings Call
Okay. Thanks, Chris, and good morning as well to you. The second question would be on the reconciliation between GAAP and adjusted EPS guidance. I guess there is a larger add back for total non-routine expense of $0.60 to $0.65 versus $0.25 to $0.30, is that relate to this interest associated with debt for the Wincor transaction or what’s the delta between those two numbers?
Chris Chapman—Diebold Inc.—SVP & CFO
Yes, you’ve nailed it. Whenever we provided the original non-routine outlook back in February, it was predicated on current states not having certain beyond the deal being complete. Now that the deal is done, we have the financing in place, we have those additional costs. So if you look forecast to forecast, the biggest individual piece is the overall interest expense of roughly $80 million, that’s in the full year.
That’s the biggest items. On top of that, you have three other pieces roughly $10 million of additional legal expense to complete the transaction, the higher integration cost that we are now seeing given we have ramped up and started a significant amount of that activity, and the last piece is the gain associated with the option contract that we have which kind of offsets those and we tried to break out those pieces.
And so, given we’re holding the interest, essentially, for the combined companies, we’re backing that out as non-routine. Once we complete the transactions that will just be part of our results, as we report them moving forward.
Justin Bergner—Gabelli & Company—Analyst
Okay, thank you. One final question here. On the Wincor call this morning, they backed out or isolated transaction expenses, I think they were $12 million in the quarter and they indicated that they would continue in the future quarters until the deal closes. Are those transaction expenses that Wincor backed out part of the transaction expenses that your filings have highlighted or are those incremental to the transaction expenses your filings have highlighted and if so, how much will come out of Wincor for transaction expenses prior to closing?
Chris Chapman—Diebold Inc.—SVP & CFO
No, when you look at our filings and there is a ton of information out there. We’ve been inclusive of the combined company expenses as we put those together. And so, you have obviously your banker fees, which will ultimately go against the transaction, they won’t run through the P&L. You have your financing fees in there as well which those will be amortized over the life of the debt. Those are two significant pieces that have been outlined in terms of a cash expense, but the P&L treatment will be a little bit different. And then you have all your legal and integration costs that will run through. Those were all totaled in the numbers that we put out as part of the debt and the other items that we’ve been talking about.
Justin Bergner—Gabelli & Company—Analyst
Okay, great. So some of those are just showing up on the Wincor P&L pre-close?
Chris Chapman—Diebold Inc.—SVP & CFO
Absolutely. And this is why we’re trying to focus on the EBITDA metric and trying to give as much visibility we can to the underlying performance of both companies here as we move forward.
Justin Bergner—Gabelli & Company—Analyst
Great. Thanks, Chris. Thanks, Andy.

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APRIL 28, 2016 / 12:30PM, DBD—Q1 2016 Diebold Inc Earnings Call
Saliq Khan, Imperial Capital.
Saliq Khan—Imperial Capital—Analyst
Hey guys. Could you give a little bit more insight into the branch transformation pipeline and the service opportunities that you mentioned in North America and some sense of the timeline where we can see the pipeline convert into actual revenues?
Andy Mattes—Diebold Inc.—President & CEO
Great question Saliq. As I said earlier, we’ve got more large deals in the pipeline than I’ve seen in a very long period of time. They are on the product side, they are on the services side, they are clearly on the multi-vendor services side. I mean, we get feedback from the customers where we took over competitive peer, they are bragging that these machines have never operated better since the day when Diebold took them over. And that word is getting out in the street, which means we’re getting a lot of interest around these things.
As I said earlier, the only thing that we also see is that sales cycles are getting longer. In the old days, we would look usually at six to nine months, we’re now easily at 12 to 15 months and in some cases 18 month sales cycles. We expect, in the next three to four months to have some good deals to talk about. We also expect in the next three to four months to have some major implementations to roll out as the projects that — they’re all sitting in backlog.
If you compare our backlog and if you exclude China, our backlog year-over-year is up. So the deals are all there. It’s just a question of working through that and we should see some noteworthy movements in next three to four months.
Saliq Khan—Imperial Capital—Analyst
One of the things that you talked earlier was that contract that you have with BBVA. What does the revenue recognition look like for the product and service agreement? And could you also give a little bit more insight into the margin profile?
Andy Mattes—Diebold Inc.—President & CEO
Revenue, it’s very simple. Rev rec is as the hardware is delivered, installed and accepted by the customer, it’s always the same. And services revenue is installation, which you recognize with the initial installation. Then depending on how the contract is structured and I’m sure you appreciate that we’re not giving contract details on the public call, it depends on (multiple speakers), but there is a warranty period and once you’re off of warranty, service is billed pro rata usually on a quarterly basis. But I can tell you, it’s an accretive contract.
Saliq Khan—Imperial Capital—Analyst
Okay. Perfect. And then the other thing you had mentioned was, you noted lower hardware volume particularly in the emerging markets. Are you not seeing an improvement in the sale of the lower cost and the energy efficient ATMs that you had talked about 1.5 year ago or was there a different reason?
Andy Mattes—Diebold Inc.—President & CEO
No, we actually see these numbers go up. We also see what’s really encouraging, if you take a look at our next gen product, if you take a look at the 5000 series predominantly and the 5500 is gaining traction. We now have — we have about 50 certifications that you need in each country and

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APRIL 28, 2016 / 12:30PM, DBD - Q1 2016 Diebold Inc Earnings Call

in bank and configuration under our belt, still more to come. So we see the pipeline ramping very nicely, which is also we expect our pipeline to swing and our order mix to swing as the year progresses more towards to next gen, which of course will be beneficial to our product margins.

So all of that is going well. It does not offset the China effect. It does not offset the India, where the governments -- the three steps forward about a year, year-and-a-half ago, and is now probably two steps back and decisions that have slowed down, and it does not offset the political idiosyncrasies that Brazil is struggling with. These countries are so large that they overshadow the whole industry.

If you take a look at it, the China market alone is about 35% of the world's shipment market, and if that market is not accessible to you, there's not a single product feature that cannot do that, which is why we're so excited about Inspur. And by the way the best thing -- I have the Inspur CEO here this week and we spent a lot of time. It is for the first time we see the Chinese competitors being afraid of us in a long time, and I think that's really good news.

Saliq Khan - *Imperial Capital - Analyst*

Alright. Perfect. And then Andy, one last question for you, you guys had issued the $400 million of senior notes. However, this was down from the previous expectation of roughly around $500 million. Was there not enough interest in the debt markets or was there another reason, and could you also highlight what does the reduced amount mean for you going forward?

Chris Chapman - *Diebold Inc. - SVP & CFO*

It was actually the opposite because we had such high interest on the term B side, we upsized the euro portion of that and we upsized the total term B and that allowed us to then drop the high yield component to a little bit of a smaller amount and from an interest rate standpoint, that was beneficial to us and ultimately we got to the blended rate that we were looking for. So, that was the rationale behind it.

Saliq Khan - *Imperial Capital - Analyst*

Perfect, thanks Chris. Hey guys, thank you. Really appreciate it.

Operator

Joan Tong, Sidoti & Company.

Joan Tong - *Sidoti & Company. - Analyst*

Hi guys. Thanks for the color on the backlog and the pipeline, but as I'm looking at the revenue outlook for 2016, that down 2% to flat. I'm just wondering how much of the business is booked. Obviously you have a very huge service component to it, but how much of the business is actually booked and how much you have to go out to win to get to your 2016 revenue guidance? I assume that there are more business being booked because you talked about your backlog actually increased quite a bit.

Chris Chapman - *Diebold Inc. - SVP & CFO*

If you do the high level math Joan, it is roughly, two-thirds of it is booked. The backlog number that we see here today is, we'll stay roughly in line with the same backlog that we reported in our 10-K. And so, if you look at the remaining revenue over the final three quarters, just on ballpark numbers here, don't model everything around this, but it's roughly $900 million in product revenue that we have over the next three quarters to realize on the product revenue side. And so, with that amount of backlog, it's roughly two-thirds in-house.

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APRIL 28, 2016 / 12:30PM, DBD—Q1 2016 Diebold Inc Earnings Call
Okay, I see. And then, Andy, can you just talk about India because I remember in the past, you talked about the BRIC countries and you pretty much like talked about Russia and then Brazil and China as being weak and we have seen that happening. But in terms of India, it seems like there was good like performance in the past and then now we talk about India is getting a little bit softer. Other than the government’s influence, how do you see demand trend there?
Andy Mattes—Diebold Inc.—President & CEO
India has, and my numbers might be slightly off, so take it with a grain of salt, but I think India had initiated 12 new banks with the government gave licenses out and there was a lot of excitement around that. But like with many new initiatives, the excitement got a little ahead of its skis, reality is setting in. So we see two things in India.
We see decision cycles being slow, slower than they used to be. We also see pricing in India on the hardware front to be extremely aggressive and as you know, we are very selective in the type of deals that we take. We don’t want to just have the bottom feeder deals. So between deals were value proposition makes the difference, where software makes a difference, where you can be margin accretive and the amount of opportunities, it’s just less than it used to be about two years, year-and-a-half ago.
Joan Tong—Sidoti & Company.—Analyst
Okay. Is it on the hardware side or you also have seen softness on the services business?
Andy Mattes—Diebold Inc.—President & CEO
No, the service side is completely unimpacted. The service attach rate in India is close to 100%. Service margins in India are very accretive. It’s just, how many of these things do you want to roll out and do all these new banks, once they’re past their initial excitement about, this is how our business model is going to be. Are they really starting it out as strong or are they taking in more phased-in approach and guess what, reality set in with these guys as well and they said, we’ll take another — little slower just to roll out — should not burn through all the cash that we have. So, it’s nothing that one should not expect. India is still a very great opportunity going forward. It’s a great market, but it has just slowed down.
Joan Tong—Sidoti & Company.—Analyst
And then, questions regarding omni-channels. Andy, you talked about it. You mentioned that word a couple of times here and then you mentioned that before and understanding like this is a specific area you also want to play, but it’s such a big space, which specifically like which specific segments within omni-channels that you have products or Wincor has product? And what are we talking about here market size, like growth rate and things like that?
Andy Mattes—Diebold Inc.—President & CEO
If you take a look at the overall omni-channel market, you’re looking at a $15 billion TAM. So the market per se is huge and then you just got to go through every channel. So very simply, if you think about that the branch of the future, that the teller is going to go away, that means all the in front of the counter technology meets the behind the counter technology.
This is, by the way, an area where we will pick up some very interesting IT from Wincor, because they’ve been stronger in the behind the counter technology than Diebold has in the past. So that’s one area where you have omni-channel. The second of course, very important, is the integration of mobile with the ATM and we’ve got some really cool technologies that are going on in that segment.

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APRIL 28, 2016 / 12:30PM, DBD - Q1 2016 Diebold Inc Earnings Call

The third one is the integration that you see on the video side with the self-service and again, a very strong point because in our product road map, video is a feature that you can add to just about any product that we have on the landscape, which makes us very unique. You then have, of course the inter connectivity into the whole retail side of omni-channel, which is the flip side of what the banks have and there we're extremely excited about the software opportunity and the software IP that we're getting from the Wincor side.

And if you listen to the Wincor call, you can see that retail, as a market, is more in the upswing right now, which of course provides more opportunities as we go forward. So it's every single channel that you have, but it's also every single back office system that you have to connect to.

And talk about another asset that we'll get with Wincor is, they have a practice in Europe to connect the ATM, the self-service world with the SAP offices in the backbone that many banks run in Europe. So lots of complexity, lots of opportunity, $15 billion TAM and we'll definitely take our share of that market.

Joan Tong - *Sidoti & Company. - Analyst*

Thank you, guys.

Operator

Nilay Mehta, KLS Investments.

Nilay Mehta - *KLS Investments - Analyst*

Hey guys, thanks for taking my call. The first, I just wanted to touch on is the backlog. You guys said you have about two-thirds covered for the year in terms of product revenue. What is your typical coverage in backlog every year? This is my first question.

Chris Chapman - *Diebold Inc. - SVP & CFO*

Yes, it's fairly similar. And so, when we come into the year based on product, I mean, starting close between 50% at beginning of the year and working your way at this point up to around two-thirds is fairly typical.

Nilay Mehta - *KLS Investments - Analyst*

And this is despite the fact that you guys have sort of a longer "projectizing" of sales cycle now, given some of the more complex branch transformation issues?

Chris Chapman - *Diebold Inc. - SVP & CFO*

Yes. I think, we've factored that into the current backlog and the ability to get it turned and turned into revenue here in the year.

Nilay Mehta - *KLS Investments - Analyst*

Alright. And in terms of the backlog again, what's the firmness of the backlog, what's the ability for push outs or cancellations et cetera by customers? Like, how comfortable do you feel with the backlog and have there in the past been cancellations, push outs et cetera?

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APRIL 28, 2016 / 12:30PM, DBD - Q1 2016 Diebold Inc Earnings Call

Andy Mattes - *Diebold Inc. - President & CEO*

We have not experienced any cancellations in the backlog, nor am I aware of any of those conversations. And as I said earlier can projects push a quarter, a few months? Absolutely, especially if a bank opens new branches and the general contract -- if there is no roof on top of the bank, you're not going to implement a branch transformation solution.

I mean as mundane as that sounds, sometimes these things just get in the way with rollouts, but that's just usual project management. We just got to get our heads wrapped around the fact that this business is going to be more project-centric and that has a little bit more volatility. But by the same token, it also gives you larger orders and you'll see both effects in our P&L going forward.

Nilay Mehta - *KLS Investments - Analyst*

Got it. And then another sort of backlog related question. How do you guys see the backlog trending going forward? Sounds like you guys are obviously talking to customers about additional branch transformation opportunities et cetera. You did mention, nationally it's getting better, but regionally it's sort of weak. How do you see the trend of backlog going forward and how much of your backlog, because it's more product based. How much sort of attach rate you see for self services business?

Andy Mattes - *Diebold Inc. - President & CEO*

Let me take the second part, because we do not report service backlog, right. So all we talk about is product backlog. Service backlog would look very different. And as most of the deals in backlog are developed market deals, the service attach rate is way north of 90%, probably even north of 95%.

So that's all goodness and as I said earlier, the pipeline of large service deals, managed service deals, outsourcing deals, multi-vendor service deals is increasing at a very encouraging clip rate and that's something that we're working very hard to close because these things provide very steady revenue.

And as I said on previous calls, these service deals, they are being recognized as revenue, as we exercise the work, as we exercise the contract. So they never spike, but they have a very steady growth, and you can see that with our services software mix north of 65% in Q1. You can see how that mix is shifting, and needless to say that is extremely sticky business, very high degree of predictability, very good margins.

Chris Chapman - *Diebold Inc. - SVP & CFO*

Yes and just regards to the trend question that you asked in the front on the backlog. If I just give you a quick sense by geography, all geographies are either right on top of the same number as last year, so flat to slightly up. When you look year-over-year with the only exception there being Asia. Asia is down given that the dynamic that we've talked about in China and a little bit of that slowness that we've seen in India as well.

But if you look at Europe, up year-over-year. If you look at Latin America on a fixed rate, slightly up versus prior year. And North America is flattish, but it's up in the nationals and down in the regionals from the activity that we've seen. So from a trend standpoint, backlog looks as healthy at this time last year as it did -- or this year as it did last year.

Nilay Mehta - *KLS Investments - Analyst*

Got it. I guess my trend question will be more of a looking forward, how do you guys see that backlog developing? Like what kind of deals and projects you guys speaking with in terms of pipeline going forward?

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APRIL 28, 2016 / 12:30PM, DBD - Q1 2016 Diebold Inc Earnings Call

Chris Chapman - *Diebold Inc. - SVP & CFO*

Yes, we're not going to get into all the specifics and break out those components. But I think, as Andy highlighted, and from what we're seeing, there is very, very large project discussions and we are opportunity rich as we look in the out quarters in terms of continuing to grow the backlog. So feel very positive about that.

Nilay Mehta - *KLS Investments - Analyst*

All right. Thank you, guys. That's it from me.

Andy Mattes - *Diebold Inc. - President & CEO*

Operator, I think we have time for one last question.

Operator

Rob Jost, Invesco.

Rob Jost - *Invesco - Analyst*

Hi. Thanks. I've got two quick questions. The first question has to do with a comment you made earlier about the way the projects are lengthening and becoming more complex. And so, I'm wondering is this also impacting the way that the banks think about their relationship. Should we expect them to be more monogamous, for lack of a better word, with their ATM vendors?

Andy Mattes - *Diebold Inc. - President & CEO*

Well, all of us in the industry would love to see that, right. I'm not quite sure whether that's going to lead to monogamy, but it's definitely leading to strategic conversations and strategic decisions, where you have more of an approach to a standardized solution as on the software side.

If you take for instance, one of the recent software wins that we had with our Phoenix software in Australia, that's where our customer had two different software universes and they then standardized on Phoenix for the whole nation to make sure it's one interface, one look to the market and that's why our multi-vendor software capabilities are so important.

I mean the fact that we've moved into the number two space only nine months after the acquisition and the integration of Phoenix into our business, in my mind, is extremely encouraging. If you then take the fact that Wincor is in the number one space in the multi-vendor software space and you combine those two, that's going to be a very attractive area to grow from.

And on the software side, you definitely want to run one software. You don't want to run two or three different software elements. On the product side, I guess, we have to deal with multiple waves for a little longer.

Rob Jost - *Invesco - Analyst*

Okay. And then my second question is just around your Inspur joint venture and I may have missed this, so I apologize if I did, when do you expect that to start kicking in earnest?

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APRIL 28, 2016 / 12:30PM, DBD—Q1 2016 Diebold Inc Earnings Call
both ours as well as their current to one of the new cost effective tax zones and we expect that to be all inked and done in the beginning of Q3.
Rob Jost—Invesco—Analyst
Okay, perfect. Thank you.
Operator
At this time, I’d like to turn the conference back to Mr. Virostek for any closing or additional remarks.
Steve Virostek—Diebold Inc.—VP, IR
I just want to thank everyone for participating on today’s webcast. If you have follow-up calls, please call us at Investor Relations or send us the email. Thank you very much.
Operator
This does conclude today’s conference. We thank you for your participation. You may now disconnect.
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IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time), and the statutory additional acceptance period expired at the end of April 12, 2016 (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.